Juanita,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley & Co. International plc.

- 7R - new updated 7R uploaded, includes addition of a DMP

Furthermore, as required, we have submitted all other relevant documentation to allow us to make the above update on Edgar
- Opinion Counsel / Books & Records – no change
- Foreign Financial Authority – no change
- 7R – new version submitted

Please let me know if you have any queries.

Kind regards,
Karen

Karen Fenelon Smith, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2414
Karen.Fenelon@morganstanley.com
www.morganstanley.com